From:	Pangas, Harry S. [Harry.Pangas@sutherland.com]
Sent:	Friday, March 22, 2013 1:37 PM
To:	‘Rupert, Kevin C.’
Cc:	‘Minore, Dominic’
Subject:	Saratoga Investment Corp. - Letter Responding to Accounting Comments on Form N-2
Attachments:	4523385_46501T20_T10.pdf; Saratoga - SEC Response Letter to Accounting Comments -Dup.docx

Kevin,

Attached please a draft letter responding to your comments on Saratoga Investments Corp.’s Form N-2 registration statement as well as a cumulatively marked copy of the registration statement that highlights all changes made to the Form N-2 since it was last filed with the SEC.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.

March [•], 2013

VIA E-MAIL

Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 File No. 333-186323

Dear Mr. Rupert:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below is the Company’s responses to the accounting comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on a telephone call with you on March 15, 2013 regarding the Company’s registration statement on Form N-2, which was filed with the SEC on January 30, 2013 (the “Registration Statement”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

1.              Comment:  Please confirm to the Staff whether Rules 3-09 and 4-08(g) of Regulation S-X apply to the Company’s investment in GSC Investment Corp. CLO 2007, Ltd. (“Saratoga CLO”).

Response:

At the outset, the Company would like to highlight that it has included (i) unaudited balance sheets as of November 30, 2012, February 29, 2012 and February 28, 2011, (ii) unaudited income statements for the three and nine months ended November 30, 2012 and the fiscal years ended February 29, 2012, February 28, 2011 and February 28, 2011 and (iii) unaudited schedules of investments at November 30, 2012, February 29, 2012 and February 28, 2011 for Saratoga CLO in the Registration Statement.  See Note 4. “Investment in GSC Investment Corp. CLO 2007, Ltd.” to the unaudited and audited financial statements of the Company included in the Registration Statement.  The Company also notes that such unaudited financial statements were included in its SEC filings in response to a request received by the Company in 2010 from the Staff to do so.  In this regard, the Company understood that the Staff’s position at that time was that where a business development company (“BDC”) invests 25% or more of its net assets in a non-registered investment company, the BDC should include the underlying non-registered investment company’s financial statements in its SEC filings in order to provide greater transparency with respect thereto to the BDC’s investors.

The Company now understands that the Staff has recently taken the position that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs in lieu of (or maybe in addition to) the Staff’s position set forth immediately above.  As a result, the Company has reviewed Rules 3-09 and 4-08(g) of Regulation S-X and determined that two of the 20% thresholds set forth in Rule 3-09 of Regulation S-X were triggered at February 29, 2012.  At February 28, 2013, it is expected that none of the 20% thresholds set forth in Rule 3-09 of Regulation S-X will be triggered, but that one of the 10% thresholds set forth in Rule 4-08(g) of Regulation S-X will be triggered.  As a result, the Company will comply with Rule 4-08(g) of Regulation S-X in connection with the filing of its Form 10-K for the fiscal year ended February 28, 2013, which must be filed by the Company with the SEC on or before May 29, 2013.  That is, the Company will essentially have its independent registered public accounting firm audit the above-referenced unaudited financial statements (or summarized financial information relating thereto) for Saratoga CLO in addition to auditing such financial statements as of and for the fiscal year ended February 28, 2013.

However, given the time needed for the Company’s independent registered public accounting firm to audit the above-referenced financial statements of Saratoga CLO (approximately three to four weeks) and the fact that such a significant delay in the launch of the Company’s proposed public debt offering may thwart its ability to successfully access the public debt capital markets, the Company respectfully requests that it only be required to include the current unaudited financial statements for Saratoga CLO in the Registration Statement.  In this regard, the inclusion of such unaudited financial statements in the Registration Statement serves the same investor protection goals (i.e., to provide greater transparency for investors with respect to the Company’s investment in Saratoga CLO) as would the inclusion of the audited financial statements or audited summarized financial information required by Rules 3-09 and 4-08(g) of Regulation S-X.  Also, a significant delay in the timing of the Company’s proposed public debt offering may cause the Company to miss the opportunity to issue debt in the current favorable public debt markets for BDCs and ultimately negatively harm the Company’s stockholders.

As a result, the Company would like to continue to include unaudited financial statements for Saratoga CLO in the Registration Statement in connection with the proposed public debt offering and provide audited summarized financial information for Saratoga CLO in accordance with Rule 4-08(g) of Regulation S-X in connection with the filing of its Form 10-K for the fiscal year ended February 28, 2013 (which must be filed by the Company with the SEC on or before May 29, 2013).

2.              Comment:  We refer to the Company’s Consolidated Schedule of Investments as of November 30, 2012 contained in the Registration Statement and note that the amortized cost and fair value for certain of the Company’s investments are the same.  Please explain to the Staff the reason for each such circumstance.

3.

Response:

The Company had three investments that were valued at par at November 30, 2012.  Two of these investments were recently purchased at par (i.e., in the latter part of 2012) and the third investment was purchased at par in the latter part of 2011.  The valuation of each of investments at November 30, 2012 is supported by the tightening of market yields for similar investments since the date of the Company’s purchase thereof as well as the improved operating and credit profile of each of the portfolio companies (e.g., higher revenues, lower leverage, etc.).

4.              Comment:  In the forepart of the prospectus included in the Registration Statement, please highlight the fact that the Company’s investment in Saratoga CLO is a leverage investment and the risks associated therewith.

Response:

The Company has complied with this comment.  See page 1 of the Registration Statement.

5.              Comment:  Given the significant nature of the Company’s investment in Saratoga CLO, please file the indenture relating thereto as an exhibit to the Registration Statement.

Response:

The Company has complied with this comment.  See Exhibit (k)(6) filed with the Registration Statement.

6.              Comment:  We note that the Company’s 10% unsecured note in Targus Holdings, Inc. is paid solely in payment-in-kind (“PIK”) interest.  Please explain to the Staff why the principal amount of such investment did not increase from February 29, 2012 to November 30, 2012.

Response:

The PIK interest payable on the above-referenced 10% unsecured note is due once a year on December 14th.  Thus, the Company recorded PIK interest in the amount of approximately $170,000 with respect to the unsecured note on December 14, 2012 and, as a result, the principal amount of the unsecured note will increase by such amount in the Company’s schedule of investments for the fiscal year ended February 28, 2013, which will be included in the Company’s upcoming Form 10-K filing with the SEC.

7.              Comment:  We refer to the first table on page F-21 in Note 3. “Investments” to the Company’s unaudited consolidated financial statements.  Please add a column entitled “Weighted Average” next to the column entitled “Range” in that table.  Also, please consider adding a chart to better demonstrate the impact of changes in inputs used in connection with the Company’s valuation process on the fair value of its investments.  The Staff does not believe that the information relating thereto set forth in the paragraph immediately following the table is very helpful to investors in understanding the impact of such changes.

Response:

The Company has added the requested column and will consider adding the suggested chart in connection with the preparation of its upcoming Form 10-K filing with the SEC.

8.              Comment:  We refer to the statement included in Note 3. “Investments” to the Company’s unaudited consolidated financial statements that the Company may use additional methodologies in valuing its loans and debt securities if, in its judgment, the market yield methodology s not sufficient or appropriate.  Please inform the Staff as to whether the Company has used methodologies in lieu of the market yield methodology to value its loans and debt securities.

Response:

To date, the Company has not used any methodology in lieu of (as opposed to in addition to) the market yield methodology to value its loans and debt securities.

9.              Comment:  Please explain why the net asset value of Saratoga CLO does not represent the fair value of the Company’s investment in Saratoga CLO.

Response:

The Company believes that it has already adequately provided such explanation on pages F-23 and F-24 in the Registration Statement.

10.       Comment:  We refer to the columns entitled “Senior collateral monitoring fee” and “Subordinate collateral monitoring fee” contained in the summarized statement of operations of Saratoga CLO included on page F-72 of the Registration Statement.  Please inform the Staff who received the payment of such fees from Saratoga CLO.

Response:

Please be advised that Saratoga CLO pays such fees to the Company in its capacity as the collateral manager of Saratoga CLO.

11.       Comment:  We refer to the “Other” column in the table included in Note 13. “Financial Highlights” to the Company’s audited financial statements  Please provide a better explanation of dilution resulting from the “common stock dividend issuance” and consider re-naming such column to more appropriately reflect the substance thereof (e.g., entitling the column “Dilution from Stock Dividend”).  Also, please include such column in an appropriate location in the “Selected Financial and Other Data” table included in the forepart of the Registration Statement.

Response:

The Company has complied with this comment.  See pages 17, F-45 and F-93 of the Registration Statement.

12.       Comment:  We refer to the Company’s consolidated statements of operations.  Please separately categorize each material source of income (e.g., interest income, PIK income and management fee income) in the following buckets: “non-control/non-affiliate investments,” “affiliate investments” and “control investments.”  Also, please confirm that the Company does not hold any “affiliate investments.”

Response:

The Company will comply with this comment in its upcoming Form 10-K filing.  In addition, the Company confirms that it did not hold any “affiliated investments” at November 30, 2012, February 29, 2012 or February 28, 2011.

13.       Comment:  We refer to the Company’s consolidated statements of cash flows.  Please consider including information therein regarding PIK interest income received in cash during the applicable period.

Response:

The Company will comply with this comment in its upcoming Form 10-K filing.

14.       Comment:  The Company should provide the Tandy Letter representations to the Staff in connection with the next amendment filing to the Registration Statement.

Response:

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the SEC or the Staff , acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

Harry S. Pangas

cc:    Stephani M. Hildebrandt